ORGANIZATIONAL AND OFFERING EXPENSES AGREEMENT

AGREEMENT made this 9th day of December, 2021, by and between PIMCO Access Income Fund, a Massachusetts business trust (the “Fund”), and Pacific Investment Management Company LLC, a Delaware limited liability company (the “Adviser”), and is acknowledged and agreed to by PIMCO Investments LLC (“PI”).

WHEREAS, the Fund and the Adviser have separately entered into an Investment Management Agreement dated December [ ], 2021 (the “Management Contract”).

NOW THEREFORE, in consideration of the mutual covenants hereinafter contained, and in connection with the establishment and commencement of operations of the Fund, it is hereby agreed by and between the parties hereto as follows:

1.    The Adviser agrees to pay all of the Fund’s organizational expenses. The Adviser also agrees to pay, if the initial public offering (“IPO”) occurs, the Fund’s offering costs of the initial offering of common shares of beneficial interest of the Fund (“shares”). For purposes of this Agreement, “offering costs” do not include management fees payable by the Fund pursuant to the terms of the Management Contract but do include, without limitation, (i) any applicable portion of the Fund’s reimbursement of expenses incurred by the Fund’s underwriters in connection with the IPO; (ii) reasonable and documented out-of-pocket expenses related to the IPO incurred by certain employees and affiliates (including PI), or associated persons thereof, of the Adviser, including in connection with participation in the road show and related activities; and (iii) the cost of legal and audit services incurred by the Fund in connection with the IPO.

2.    This Agreement may be terminated only by the vote of (a) the Board of Trustees of the Fund, including the vote of the members of the Board who are not “interested persons” of the Fund within the meaning of the Investment Company Act of 1940, and (b) a majority of the outstanding voting securities of the Fund.

3.    This Agreement shall be governed by, construed and interpreted in accordance with the laws of the Commonwealth of Massachusetts, without regard to principles of conflicts of law.

4.    If any provision of this Agreement shall be held or made invalid by a court decision, statute, rule, or otherwise, the remainder shall not be thereby affected.

5.    The Fund’s Amended and Restated Agreement and Declaration of Trust, including any amendments thereto, is on file with the Secretary of The Commonwealth of Massachusetts. This Agreement is executed on behalf of the Fund by an officer of the Fund as an officer and not individually and the obligations imposed upon the Fund by this Agreement are not binding upon any of the Fund’s Trustees, officers or shareholders individually but are binding only upon the assets and property of the Fund.

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IN WITNESS WHEREOF, the Fund and the Adviser have caused this Agreement to be executed on the day and year first above written.

PIMCO ACCESS INCOME FUND

By:	/s/ Bijal Y. Parikh
Name:	Bijal Y. Parikh
Title:	Treasurer

PACIFIC INVESTMENT MANAGEMENT COMPANY LLC

By:	/s/ Peter Strelow
Name:	Peter Strelow
Title:	Managing Director

Acknowledged and Agreed to by the following on the day and year first written above:

PIMCO INVESTMENTS LLC

By:	/s/ Eric Sutherland
Name:	Eric Sutherland
Title:	President